Securities and Exchange Commission, Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 1

Under the Securities Exchange Act of 1934

XYNOMIC PHARMACEUTICALS HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

98421X102
(CUSIP Number)

Peixin Xu

Suite 3306, K. Wah Centre, 1010 Middle Huaihai Road, Shanghai, China

+86 21 54180212

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP Number: 98421X102

(1)	Name of Reporting Persons: Bison Capital Holding Company Limited S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization: The Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 1,588,393
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power: 1,588,393
	(10)	Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,588,393
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.43%(1)
(14)	Type of Reporting Person (See Instructions): CO

(1)	Percentage is calculated on the basis of 46,273,848 shares of common stock issued and outstanding as of May 15, 2019.

CUSIP Number: 98421X102

(1)	Name of Reporting Persons: Peixin Xu S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC, OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization: P.R. China
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 1,588,393
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 1,588,393
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,588,393
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.43%(1)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Percentage is calculated on the basis of 46,273,848 shares of common stock issued and outstanding as of May 15, 2019.

CUSIP Number: 98421X102

(1)	Name of Reporting Persons: Fengyun Jiang S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC, OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization: Hong Kong
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 1,588,393
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 1,588,393
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,588,393
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.43%(1)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Percentage is calculated on the basis of 46,273,848 shares of common stock issued and outstanding as of May 15, 2019.

CUSIP Number: 98421X102

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”), amends the Schedule 13D (the “Schedule 13D”) filed on June 28, 2017 on behalf of the Reporting Persons as set forth therein with respect to beneficial ownership of the common stock, par value $0.0001 per share (the “Common Stock”) of Xynomic Pharmaceuticals Holdings, Inc. (previously known as Bison Capital Acquisition Corp., the “Issuer” or the “Company”). The purpose of this Amendment is to reflect 13,793 shares of Common Stock recently acquired by Bison Capital Holding Company Limited (“Bison Capital”) pursuant to certain Backstop and Subscription Agreement, dated as of May 1, 2019, among the Company and Yinglin Mark Xu (the “Backstop Agreement”) and 55,000 shares of Common Stock and 25,000 warrants acquired by Bison Capital upon conversion of certain convertible notes in the amount of $500,000.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. All capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Schedule 13D.

Item 1. Security and Issuer.

This Amendment relates to the Common Stock of the Issuer. As of the date of this Amendment, the Issuer has 46,273,848 shares of Common Stock issued and outstanding. The principal executive office of the Issuer is located at Suite 3306, K. Wah Centre, 1010 Middle Huaihai Road, Shanghai, China.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(a) Bison Capital Holding Company Limited (“Bison Capital”) is the holder of record of approximately 3.43% of the Issuer’s outstanding shares of Common Stock based on the number of shares outstanding as of May 15, 2019. The address of the principal business and principal office of Bison Capital is 609-610 21st Century Tower, No. 40 Liangmaqiao Road, Chaoyang District, Beijing, China, 100016. The principal business of Bison Capital is to act as an investment holding company. Mr. Xu and Mrs. Jiang jointly and beneficially hold approximately 3.43% of the Issuer’s outstanding shares of Common Stock through their joint 100% ownership of Bison Capital.

(b) Mr. Peixin Xu is a director of Bison Capital and his wife, Mrs. Jiang holds 100% ownership of Bison Capital. The residential address of Mr. Peixin Xu is Flat 302, Unit 2, Building 11, Qinshuiyuan, Tianxiu Garden, Haidian District, Beijing, China, 100016.

(c) Mrs. Fengyun Jiang, Mr. Xu’s wife, holds 100% ownership of Bison Capital. The residential address of Mrs. Fengyun Jiang is Flat 302, Unit 2, Building 11, Qinshuiyuan, Tianxiu Garden, Haidian District, Beijing, China, 100016.

(d) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f) Bison Capital is a Cayman Islands company. Mr. Peixin Xu is a citizen of P.R. China. Mrs. Fengyun Jiang is a citizen of Hong Kong.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13 D is hereby amended and restated in its entirety as follows:

On May 15, 2019, in connection with a consummation of a business combination (the “Business Combination”) as provided in certain agreement and plan of merger (as amended, the “Merger Agreement”), dated as of September 12, 2018, entered into by and among by and among (i) the Issuer; (ii) Bison Capital Merger Sub Inc., a Delaware corporation; (iii) Xynomic Pharmaceuticals, Inc., a Delaware corporation (“Xynomic”); and (iv) Yinglin Mark Xu, solely in his capacity as the Stockholder Representative thereunder, Bison Capital purchased 13,793 shares of Common Stock of the Issuer at a price of $10.15 per share pursuant to a backstop and subscription agreement (the “Backstop Agreement”) dated May 1, 2019 between the Issuer and the Yinglin Mark Xu.

On the same day, in connection with the consummation of the Business Combination, Bison Capital elected to convert its convertible note in the amount of $500,000 issued by the Issuer into 55,000 shares of Common Stock and 25,000 warrants, each exercisable to purchase one share of Common Stock at a price of $11.50 per share.

CUSIP Number: 98421X102

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13 D is hereby amended and restated in its entirety as follows:

The purpose of the acquisition is for investment only.

As of the date of this Schedule 13D, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any similar action to those enumerated above.

CUSIP Number: 98421X102

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock beneficially or directly owned by the Reporting Persons is based upon a total of 46,273,848 shares of Common Stock outstanding as of May 15, 2019. The Reporting Persons own or may be deemed to beneficially own 1,588,393 shares of Common Stock, representing approximately 3.43% issued and outstanding shares of the Company.

(b) Each of Mr. Peixin Xu and Mrs. Fengyun Jiang, due to close family relationship, is deemed to have the controlling, but shared, power to vote or to direct the vote and controlling, but shared, power to dispose or direct the disposition of 1,588,393 shares of Common Stock. Bison Capital has sole power to vote or to director the vote and the sole power to dispose or direct the disposition of 1,588,393 shares of Common Stock.

(c) Other than as described herein, the Reporting Person has not effected any transactions in Common Stock during the 60 days preceding the date of this report.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13 D is hereby amended and restated in its entirety as follows:

The following descriptions are qualified in their entirety by the agreements and instruments included as exhibits to this Schedule 13D.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of such agreement is attached as Exhibit 99.1 and is incorporated by reference herein.

The Reporting Persons is a party (through Stockholder Representative) to the Merger Agreement, a copy of such agreement and its amendments are attached as Exhibits 7.1-7.4 and are incorporated by reference herein.

The Reporting Person is a party (through Stockholder Representative) to the Escrow Agreement, a copy of such agreement is attached as Exhibit 7.5 and is incorporated by reference herein.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

Item 7. Material to be Filed as Exhibits.

7.1	Agreement and Plan of Merger, dated September 12, 2018 (incorporated by reference to Exhibit 2.1 to registrant’s current report on Form 8-K filed on September 13, 2018)

7.2	Amendment No1 to the Merger Agreement, dated February 11, 2019 (incorporated by reference to Exhibit 2.1 to registrant’s current report on Form 8-K filed on February 12, 2019)

7.3	Amendment No. 2 to the Merger Agreement, dated February 22, 2019 (incorporated by reference to Exhibit 2.1 to registrant’s current report on Form 8-K filed on February 27, 2019)

7.4	Amendment No. 3 to the Merger Agreement, dated April 2, 2019 (incorporated by reference to Exhibit 2.1 to registrant’s current report on Form 8-K filed on April 4, 2019)

7.5	Escrow Agreement, dated May 13, 2019 (incorporated by reference to Exhibit 10.4 to registrant’s current report on Form 8-K filed on May 15, 2019)

99.1*	Joint Filing Agreement, dated June 6, 2019.

*	filed herewith

[The remainder of this page is left blank intentionally.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2019

Bison Capital Holding Company Limited

	By:	/s/ Peixin Xu
	Name:	Peixin Xu
	Title:	Director

	By:	/s/ Peixin Xu
	Name:	Peixin Xu

	By:	/s/ Fengyun Jiang
	Name:	Fengyun Jiang